# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ServiceTitan, Inc., CIK 0001638826
CUSIP: 81764X103
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100, Glendale, California (CA), 91203
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001619710

## Reporting persons
- ICONIQ Strategic Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,603,256; shared voting power 0; sole dispositive power 3,603,256; shared dispositive power 0; aggregate amount beneficially owned 3,603,256 (4.5% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners II-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,820,790; shared voting power 0; sole dispositive power 2,820,790; shared dispositive power 0; aggregate amount beneficially owned 2,820,790 (3.5% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,484,219; shared voting power 0; sole dispositive power 1,484,219; shared dispositive power 0; aggregate amount beneficially owned 1,484,219 (1.9% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 605,872; shared voting power 0; sole dispositive power 605,872; shared dispositive power 0; aggregate amount beneficially owned 605,872 (0.8% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,514,137; shared voting power 0; sole dispositive power 8,514,137; shared dispositive power 0; aggregate amount beneficially owned 8,514,137 (10.7% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series).
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners II TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 8,514,137; shared voting power 0; sole dispositive power 8,514,137; shared dispositive power 0; aggregate amount beneficially owned 8,514,137 (10.7% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 735,893; shared voting power 0; sole dispositive power 735,893; shared dispositive power 0; aggregate amount beneficially owned 735,893 (0.9% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners III-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 786,307; shared voting power 0; sole dispositive power 786,307; shared dispositive power 0; aggregate amount beneficially owned 786,307 (1% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,522,200; shared voting power 0; sole dispositive power 1,522,200; shared dispositive power 0; aggregate amount beneficially owned 1,522,200 (1.9% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners III TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,522,200; shared voting power 0; sole dispositive power 1,522,200; shared dispositive power 0; aggregate amount beneficially owned 1,522,200 (1.9% of the class)
  Comment: Represents shares of Class A Common Stock held by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 483,635; shared voting power 0; sole dispositive power 483,635; shared dispositive power 0; aggregate amount beneficially owned 483,635 (0.6% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 648,606; shared voting power 0; sole dispositive power 648,606; shared dispositive power 0; aggregate amount beneficially owned 648,606 (0.8% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 247,163; shared voting power 0; sole dispositive power 247,163; shared dispositive power 0; aggregate amount beneficially owned 247,163 (0.3% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 111,891; shared voting power 0; sole dispositive power 111,891; shared dispositive power 0; aggregate amount beneficially owned 111,891 (0.1% of the class)
  Comment: The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,491,295; shared voting power 0; sole dispositive power 1,491,295; shared dispositive power 0; aggregate amount beneficially owned 1,491,295 (1.9% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2).
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,491,295; shared voting power 0; sole dispositive power 1,491,295; shared dispositive power 0; aggregate amount beneficially owned 1,491,295 (1.9% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 346; shared voting power 0; sole dispositive power 346; shared dispositive power 0; aggregate amount beneficially owned 346 (0% of the class)
  Comment: Represents shares of Common Stock held by separately managed accounts (the "Managed Accounts") for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Capital Group, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 346; shared voting power 0; sole dispositive power 346; shared dispositive power 0; aggregate amount beneficially owned 346 (0% of the class)
  Comment: Represents shares of Common Stock held by separately Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- ICONIQ Capital Group GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 346; shared voting power 0; sole dispositive power 346; shared dispositive power 0; aggregate amount beneficially owned 346 (0% of the class)
  Comment: Represents shares of Common Stock held by Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Capital Group, L.P.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,885,725; shared voting power 0; sole dispositive power 11,885,725; shared dispositive power 0; aggregate amount beneficially owned 11,885,725 (14.9% of the class)
  Comment: Represents (a) 357,747 shares of Class A Common Stock held by Makan through his family trust of which he is a trustee and another estate planning trust having an independent trustee and (b) 11,527,978 shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P. (ST Series), ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST), ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2) and ICONIQ Capital, LLC. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC, and may be deemed to beneficially own the shares of stock beneficially owned by ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Capital, LLC. Divesh Makan is the sole member of ICONIQ Capital Group GP, LLC. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,885,556; shared voting power 0; sole dispositive power 11,885,556; shared dispositive power 0; aggregate amount beneficially owned 11,885,556 (14.9% of the class)
  Comment: Represents (a) 357,924 shares of Class A Common Stock held by the Reporting Person through his family trust of which he is a trustee and another estate planning trust having an independent trustee and (b) 11,527,632 shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P. (ST Series), ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series) and ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series). ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,603,453; shared voting power 0; sole dispositive power 1,603,453; shared dispositive power 0; aggregate amount beneficially owned 1,603,453 (2% of the class)
  Comment: Represents (a) 112,158 shares of Class A Common Stock held by the Reporting Person through a trust of which he is a trustee and (b) 1,491,295 shares of Class A Common Stock beneficially owned by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST) and ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2). ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners V TT GP, Ltd.
  
  The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.

## Item 1. Issuer
Name of issuer: ServiceTitan, Inc.
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100, Glendale, CA 91203

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II").
(ii) ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II-B").
(iii) ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series), a Delaware series limited partnership ("ICONIQ II Co-Invest ST").
(iv) ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series) a Delaware series limited partnership ("ICONIQ II Co-Invest ST2" and together with ICONIQ II, ICONIQ II-B and ICONIQ II Co-Invest ST, the "ICONIQ II Funds").
(v) ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III").
(vi) ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III-B" and together with ICONIQ III, the "ICONIQ III Funds").
(vii) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V").
(viii) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B").
(ix) ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST), a Delaware series limited partnership ("ICONIQ V Co-Invest ST").
(x) ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST-2) a Delaware series limited partnership ("ICONIQ V Co-Invest ST2" and together with ICONIQ V, ICONIQ V-B and ICONIQ V Co-Invest ST, the "ICONIQ V Funds").
(xi) ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II GP"), the sole general partner of the ICONIQ II Funds.
(xii) ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III GP"), the sole general partner of the ICONIQ III Funds.
(xiii) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of the ICONIQ V Funds.
(xiv) ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ II Parent GP"), the sole general partner of ICONIQ II GP.
(xv) ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ III Parent GP"), the sole general partner of ICONIQ III GP.
(xvi) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(xvii) ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital").
(xviii) ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Capital Group"), the sole member of ICONIQ Capital.
(xix) ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Capital GP"), the general partner of ICONIQ Capital Group.
(xx) Divesh Makan, a citizen of the United States ("Makan").
(xxi) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ II Parent GP and ICONIQ III Parent GP.
(xxii) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ V Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ II directly owns 3,603,256 shares of Class A Common Stock, which represents approximately 4.5% of the outstanding Class A Common Stock.
(ii) ICONIQ II-B directly owns 2,820,790 shares of Class A Common Stock, which represents approximately 3.5% of the outstanding Class A Common Stock.
(iii) ICONIQ II Co-Invest ST directly owns 1,484,219 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding Class A Common Stock.
(iv) ICONIQ II Co-Invest ST2 directly owns 605,872 shares of Class A Common Stock, which represents approximately 0.8% of the outstanding Class A Common Stock.
(v) ICONIQ II GP may be deemed to beneficially own 8,514,137 shares of Class A Common Stock, which represents approximately 10.7% of the outstanding Class A Common Stock.
(vi) ICONIQ II Parent GP may be deemed to beneficially own 8,514,137 shares of Class A Common Stock, which represents approximately 10.7% of the outstanding Class A Common Stock.
(vii) ICONIQ III directly owns 735,893 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock.
(viii) ICONIQ III-B directly owns 786,307 shares of Class A Common Stock, which represents approximately 1.0% of the outstanding Class A Common Stock.
(ix) ICONIQ III GP may be deemed to beneficially own 1,522,200 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding Class A Common Stock.
(x) ICONIQ III Parent GP may be deemed to beneficially own 1,522,200 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding Class A Common Stock.
(xi) ICONIQ V directly owns 483,635 shares of Class A Common Stock, which represents approximately 0.6% of the outstanding Class A Common Stock.
(xii) ICONIQ V-B directly owns 648,606 shares of Class A Common Stock, which represents approximately 0.8% of the outstanding Class A Common Stock.
(xiii) ICONIQ V Co-Invest ST directly owns 247,163 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock.
(xiv) ICONIQ V Co-Invest ST2 directly owns 111,891 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock.
(xv) ICONIQ V GP may be deemed to beneficially own 1,491,295 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding Class A Common Stock.
(xvi) ICONIQ V Parent GP may be deemed to beneficially own 1,491,295 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding Class A Common Stock.
(xvii) ICONIQ Capital may be deemed to beneficially own 346 shares of Class A Common Stock held by Managed Accounts for which ICONIQ Capital serves as investment adviser, which represents less than 0.1% of the outstanding Class A Common Stock. In its capacity as investment adviser, ICONIQ Capital has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
(xviii) ICONIQ Capital Group may be deemed to beneficially own 346 shares of Class A Common Stock, which represents less than 0.1% of the outstanding Common Stock.
(xix) ICONIQ Capital GP may be deemed to beneficially own 346 shares of Class A Common Stock, which represents less than 0.1% of the outstanding Common Stock.
(xx) Makan may be deemed to beneficially own 11,885,725 shares of Class A Common Stock, which represents approximately 14.9% of the outstanding Class A Common Stock.
(xxi) Griffith may be deemed to beneficially own 11,885,556 shares of Class A Common Stock, which represents approximately 14.9% of the outstanding Class A Common Stock.
(xxii) Jacobson may be deemed to beneficially own 1,603,453 shares of Class A Common Stock, which represents approximately 2.0% of the outstanding Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 79,717,700 shares of Class A Common Stock outstanding as of August 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2025.
Sole power to vote or to direct the vote:
ICONIQ II: 3,603,256 shares of Class A Common Stock
ICONIQ II-B: 2,820,790 shares of Class A Common Stock
ICONIQ II Co-Invest ST: 1,484,219 shares of Class A Common Stock
ICONIQ II Co-Invest ST2: 605,872 shares of Class A Common Stock
ICONIQ II GP: 8,514,137 shares of Class A Common Stock
ICONIQ II Parent GP: 8,514,137 shares of Class A Common Stock
ICONIQ III: 735,893 shares of Class A Common Stock
ICONIQ III-B: 786,307 shares of Class A Common Stock
ICONIQ III GP: 1,522,200 shares of Class A Common Stock
ICONIQ III Parent GP: 1,522,200 shares of Class A Common Stock
ICONIQ V: 483,635 shares of Class A Common Stock
ICONIQ V-B: 648,606 shares of Class A Common Stock
ICONIQ V Co-Invest ST: 247,163 shares of Class A Common Stock
ICONIQ V Co-Invest ST2: 111,891 shares of Class A Common Stock
ICONIQ V GP: 1,491,295 shares of Class A Common Stock
ICONIQ V Parent GP: 1,491,295 shares of Class A Common Stock
ICONIQ Capital: 346 shares of Class A Common Stock
ICONIQ Capital Group: 346 shares of Class A Common Stock
ICONIQ Capital GP: 346 shares of Class A Common Stock
Makan: 11,885,725 shares of Class A Common Stock
Griffith: 11,885,556 shares of Class A Common Stock
Jacobson: 1,603,453 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ II: 3,603,256 shares of Class A Common Stock
ICONIQ II-B: 2,820,790 shares of Class A Common Stock
ICONIQ II Co-Invest ST: 1,484,219 shares of Class A Common Stock
ICONIQ II Co-Invest ST2: 605,872 shares of Class A Common Stock
ICONIQ II GP: 8,514,137 shares of Class A Common Stock
ICONIQ II Parent GP: 8,514,137 shares of Class A Common Stock
ICONIQ III: 735,893 shares of Class A Common Stock
ICONIQ III-B: 786,307 shares of Class A Common Stock
ICONIQ III GP: 1,522,200 shares of Class A Common Stock
ICONIQ III Parent GP: 1,522,200 shares of Class A Common Stock
ICONIQ V: 483,635 shares of Class A Common Stock
ICONIQ V-B: 648,606 shares of Class A Common Stock
ICONIQ V Co-Invest ST: 247,163 shares of Class A Common Stock
ICONIQ V Co-Invest ST2: 111,891 shares of Class A Common Stock
ICONIQ V GP: 1,491,295 shares of Class A Common Stock
ICONIQ V Parent GP: 1,491,295 shares of Class A Common Stock
ICONIQ Capital: 346 shares of Class A Common Stock
ICONIQ Capital Group: 346 shares of Class A Common Stock
ICONIQ Capital GP: 346 shares of Class A Common Stock
Makan: 11,885,725 shares of Class A Common Stock
Griffith: 11,885,556 shares of Class A Common Stock
Jacobson: 1,603,453 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners II, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners II-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners II GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICONIQ Strategic Partners II TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- ICONIQ Strategic Partners III, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners III-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners III GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICONIQ Strategic Partners III TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- ICONIQ Capital, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of Sole Member (11/14/2025)
- ICONIQ Capital Group, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICONIQ Capital Group GP, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (11/14/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (11/14/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (11/14/2025)